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                                             Filed by HMT Technology Corporation
                                             Pursuant to Rule 425 under the
                                             Securities Act of 1933 and Deemed
                                             filed Pursuant to Rule 14a-12 under
                                             the Securities and Exchange Act of
                                             1934. Subject Company:
                                             HMT Technology Corporation
                                             Commission File No. 000-27586


                            Power Point Presentation
                           HMT Technology Corporation
                          Ron Buschur and Peter Norris
          President/Chief Operating Officer and Chief Financial Officer


Presented to the Employees of HMT Technology Corporation on the following dates:
           June 20, 2000; June 21, 2000; June 22, 2000; June 23, 2000


AGENDA

- The Merger of HMT and Komag - Why?

- Merger Events and Dates

- Open Items Before Merger Can Happen

- Frequently Asked Questions



                                                                      [HMT logo]
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                                       Leadership Through Technology

HMT's Reasons for the Merger

In deciding to approve the merger and the merger agreement, the HMT board of directors concluded that merging with Komag was in the best interest of HMT and its stockholders.

In reaching this decision, the HMT board discussed and considered several potential benefits created by the pending business combination:

- Merging with Komag will allow the combined company to better compete against Asian-based suppliers of rigid disk media.

- Merging with Komag will allow the combined company to develop a more competitive and comprehensive technology solution for customers than either company could on a stand-alone basis.

- Merging with Komag will allow the combined company to integrate HMT's advanced process technology with Komag's offshore manufacturing facilities to create lower cost products.

- Merging with Komag will allow the combined company to better meet future financing requirements in a capital-intensive line of business.

- Merging with Komag will allow the combined company to eliminate duplicative overhead and administrative costs, streamline operations and make more efficient use of existing production capacity.

- Merging with Komag will allow the combined company to achieve economies of scale and expand research and development innovations across a broader product line.

- Merging with Komag will allow the combined company to serve an expanded and more diversified customer base.



                                                                      [HMT logo]
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                                       Leadership Through Technology


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Merger Events

Items Completed:

- Definitive Merger Agreement Signed - April 26, 2000

- Hart-Scott-Rodino Antitrust Waiting Period Begins - May 22, 2000

- Komag Signs Definitive Loan Restructuring Agreement - June 1, 2000

- HMT Files Annual Report (10-K) with SEC - June 9, 2000

- Registration Statement (S-4) Filed with SEC - June 15, 2000

Items Open:

- Expiration of Antitrust Review Period

- Komag's Lenders Approve Merger

- Proxy Statement Mailed to Shareholders

- Annual Meeting and Approval of Merger by Shareholders

                                                                      [HMT logo]
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                                        Leadership Through Technology



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MOST FREQUENTLY ASKED QUESTIONS

-  What will happen to my shares of stock of HMT?

-  What happens to my stock options?

- How do our Benefit Plans compare to Komag? What will happen to our Benefit Plans after the merger?

-  Will there be any layoffs during or after the merger?

- What type of severance will apply for anyone subject to a layoff because of the merger?

-  Will there still be U.S. manufacturing after the merger?

-  How are jobs in the combined company going to be determined?

-  Is there a new name for the combined company?

- What can HMT employees do to help smooth the transition and maximize the success of the new company?

-  When do you expect the merger to be completed?


                                                                      [HMT logo]
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                                       Leadership Through Technology



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Q & A

Q:      What will happen to my shares of stock of HMT?

A:      Upon completion of the merger, each outstanding share of HMT common stock will be converted into the right to receive 0.9094 of a share of Komag stock.

Q:      What happens to my stock options?

A:      Each option to purchase shares of HMT common stock will automatically convert into an option to purchase shares of Komag common stock, adjusted based on the 0.9094 exchange ratio, after completion of the merger.

Q:      How do our Benefit Plans compare to Komag? What will happen to our
Benefit Plans after the merger?

A:      Both HMT and Komag have similar types of Benefit Plans. There will be no changes to any HMT plans between now and the merger. Upon completion of the merger, the combined company will integrate the two sets of benefit plans so that all employees of the combined company will be covered by one set of Benefit Plans going forward.

Q:      Will there be any layoffs during or after the merger?

A:      Until the completion of the merger, each company will continue to run their business independently, based on what is necessary to run their company as efficiently as possible.

        Once the merger is completed, it is likely that there will be some reduction of the combined workforce to streamline operations and make more efficient use of existing production capacity.

Q:      Will there still be U.S. manufacturing after the merger?

A:      We expect to continue a strong U.S. manufacturing presence after the merger.

Q:      How are jobs in the combined company going to be  determined?

A:      A combined transition team lead by T.H. Tan of Komag and Ron Buschur of
HMT will determine the positions and individuals for the combined company.

Q:      What type of severance will apply for anyone subject to a layoff because of the merger?

A:      While we are not yet ready to announce the details of a severance program, we anticipate that all employees subject to the loss of a job due to the merger will be covered by a fair and reasonable severance program.

Q:      Is there a new name for the combined company?

A:      Not yet.  Your suggestions for a name for the new company would be appreciated.

Q:      What can HMT employees do to help smooth the transition and maximize the success of the new company?


A:      The best thing you can do today is continue to do your job as well as you can and bear with us during this period. We will try to keep you informed as new information develops.

Q:      When do you expect the merger to be completed?

A:      While there are some events outside of our direct control (such as regulatory approvals), we are still on our original schedule and our best guess today is that the merger can be completed some time next quarter
(July-September).


                                                                      [HMT logo]
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                                       Leadership Through Technology



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Forward Looking Statements

This presentation contains forward-looking statements that involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, risks relating to the consummation of the contemplated merger, including the risk that required regulatory clearances or stockholder approval might not be obtained in a timely manner or at all. In addition, statements in this presentation relating to the expected benefits of the contemplated merger are subject to risks relating to the timing and successful completion of technology and product development efforts, integration of the technologies and businesses of Komag and HMT, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners and other factors described in the most recent Form 10-Q, most recent Form 10-K and other periodic reports filed by HMT and Komag, with the Securities and Exchange Commission.

Additional Information and Where to Find It

On June 15, 2000 Komag filed a Registration Statement on SEC Form S-4 in connection with the merger, and Komag and HMT expect to mail a Joint Proxy Statement/Prospectus to stockholders of Komag and HMT containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain information about Komag, HMT, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained from HMT by directing a request through the Investors Relations, (510) 683-6000 or by directing a request through Peter Norris, (510) 490-3100. In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Komag and HMT file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Komag and HMT at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Komag's and HMT's filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.

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